P.E. 2/11/02

02016027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of February 2002

METRO INTERNATIONAL SA

(Translation of registrant's name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X. . . .

p

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2001

Luxembourg, 19 February 2002 - Metro International S.A. ("Metro") (MTROA, MTROB), today announced its financial results for the fourth quarter ended 31 December 2001 and full year 2001.

- World's fastest growing newspaper - net sales up 28% (at constant 2000 exchange rates)
- International net sales up 91% (at constant 2000 exchange rates)
- World's fourth most read newspaper with over 10 million daily readers
- Average cost per copy reduced by 12.5%
- Record earnings for Swedish operations
- Operating margin of 15% in fourth quarter in Prague, Hungary and Gothenburg
- Santiago profitable in fourth quarter
- EBITDA of US$ 14.9 million for four established operations
- EBITDA loss of US$ 1.0 million in fourth quarter for current operations launched pre-2001 (excluding Zurich, Buenos Aires and Headquarters)

Consolidated income statement * (US$ '000s)	Q4 2001	Q4 2000	Jan-Dec 2001	Jan-Dec 2000
Net Sales	32,231	29,685	109,908	91,939
Earnings before depreciation and amortization	-17,093	-25,766	-77,216	-58,574
Operating income	-18,634	-27,110	-82,559	-63,684
Income after financial items & before income tax	-20,784	-27,929	-84,141	-68,528
Weighted average basic earnings per share (US$)	-0.19	-0.42	-1.02	-1.07
Weighted average basic number of shares outstanding	108,297,436	66,375,156	84,206,909	66,375,156

- Metro had 17 operations at 31 December 2000 and 21 operations at 31 December 2001.

OPERATING REVIEW

Group net sales increased by 28% for the full year and by 10.5% in the final quarter of the year at constant 2000 exchange rates. This result has been achieved at a time when global advertising markets have been in decline, and has therefore led to a significant increase in Metro's market shares. Five new editions were launched during the year and the reach increased to over 10 million daily readers and over 21 million weekly readers. Metro is the fifth largest newspaper in the world by circulation, and increased its number of readers per copy from 2.5 in May 2001 to 2.8 in November 2001.

The most recent Gallup international readership survey, which took place at the end of the year, shows that Metro has been able to maintain its attractive readership profile. 38% of Metro's readers are under the age of 30 and there remains an equal proportion of male and female readers.

Gallup Worldwide Readership Survey	Readership: November 2001	Readership: May 2001	Circulati on:	Circulation :

('000s)			November 2001	May 2001
'Metro' Sweden	1,023,000	1,003,000	384,000	397,000
'Metro' Prague	252,000	249,000	174,000	180,000
'Metro' Hungary	853,000	895,000	302,000	338,000
'Metro' Netherlands	1,036,000	951,000	308,000	290,000
'Metro' Helsinki	188,000	160,000	105,000	109,000
'Publimetro' Santiago	437,000*	437,000	119,000*	119,000
'Metro' Philadelphia	423,000	375,000	152,000	144,000
'Metropol' Switzerland	494,000	427,000	158,000	236,000
'Metro' Toronto	566,000	458,000	181,000	141,000
'Metro' Italy	1,567,000	1,202,000	414,000	435,000
'Publimetro' Buenos Aires	680,000	790,000	180,000	270,000
'Metropol' Warsaw	283,000	260,000	182,000	187,000
'Metrorama' Athens	241,000	162,000	101,000	108,000
'Metro' Montreal	383,000	319,000	104,000	99,000
'Metro' Spain	1,035,000	397,000	414,000	175,000
'Metro' Boston	349,000	369,000	183,000	114,000
'MetroXpress' Copenhagen	284,000	-	140,000	-
Total	10,094,000	8,454,000	3,601,000	3,343,000

(* May 2001)

960,000 of these readers are now members of Clubmetro, Metro's loyalty club that enables the Group to offer a wide range of targeted promotions and marketing - from travel offers to financial services. The Club has members in each of the 21 markets in which Metro had operations at the year end.

Despite the weak advertising markets, Metro reported record earnings (at constant 2000 exchange rates) in Sweden in 2001. Sales revenues outside Sweden accounted for 54.4% of group advertising sales for the full year and for 60.7% in the fourth quarter, up from 34.9% for 2000. International net sales grew by 90.8% in 2001 and by 70.4% in the final quarter (at constant 2000 exchange rates). Metro continued to out-perform its peers in Sweden, suffering only a 5.6% decline in sales (at constant 2000 exchange rates) in the full year, despite the fact that advertising sales for the major Swedish 'daily morning newspapers' declined year on year by 17.6% in 2001, according to Research International - SIFO RM.

Metro completed the renegotiation of 12 of its 21 printing contracts in 2001 and is seeing the increasing benefits of the resulting savings moving forward. In addition, the Group has consolidated its paper buying from over 15 suppliers to four suppliers, thereby achieving economies of scale and reducing paper wastage and inventory levels. Paper prices are now falling in both the US and Europe as well, which will have further impact on costs moving forward. Paper and printing accounted for 37.7% of the average cost per copy.

As a result of this and the economies of scale achieved by central editorial and graphical production in Metro World News, the Group has achieved a 12.5% year on year reduction in the average cost per printed copy in 2001. This reduction exceeds the stated intention of reducing the average cost per copy by 10% for the full year, and includes the new editions launched in 2001. Cost per copy is calculated on the basis of an average 24-page edition and includes all Group costs except headquarter expenses.

Despite launching four new editions in the fourth quarter of 2000 and five new editions in 2001, operating costs were 11.0% lower in the fourth quarter of 2001 than for the same period in 2000.

Five new editions have been launched since the end of 2000, but EBITDA losses (excluding headquarter expenses and the two discontinued operations - Newcastle and Everyday) declined year on year in the fourth quarter by 28% to US$ 8.6 million. The organic development, calculated by also excluding the five new editions launched in 2001, was even stronger and showed a 56% reduction in EBITDA losses to US$ 5.3 million in the fourth quarter.

Metro announced on 2 November 2001 that it is to enter the Asian market with the launch of a new edition in Hong Kong in the first half of 2002. Hong Kong is one of the world's major cities with a population of 6.5 million. The city is also one of the world's major commercial centers; with annual media spend of US$ 3.5 billion. 37%, or US$ 1.3 billion, of this advertising spend is placed in print media. Metro was awarded a licence in November 2001 to distribute a newspaper in the City's subway system, which attracts 2.3 million daily commuters.

In addition, Metro launched two new editions in France on 18 February 2002. Copies of the new editions of Metro are now distributed by hand in the city center of Paris, France's capital and Europe's third largest city. The French annual newspaper advertising market is reported to be worth US$ 1.7 billion, of which approximately US$ 700 million is generated in the capital city. Metro is also being distributed in Marseille, following the award of a license to the Group by the metropolitan authorities of France's third largest city to distribute Metro by hand and from racks in the city center.

Metro announced on 13 February 2002 that it is closing down its operations in Zurich. Zurich was closed because it will not deliver profits in the target time frame. Metro has also ceased publication in Buenos Aires until such time as the economic and political situation stabilizes. Both these actions will serve to reduce Group losses significantly moving forward.

The development in Metro's ongoing operations (excluding Zurich and Buenos Aires) was very strong in the fourth quarter of 2001. Excluding the five new editions launched in 2001 and headquarter costs, the ongoing operations were almost at breakeven, with an EBITDA loss of US$ 1.0 million. This compared with an EBITDA loss of US$ 13.2 million in the same period in 2001.

The Group successfully raised US$ 70 million via a private placement of new shares to international institutional investors in October 2001. The new funds are being invested in the continuing development of the Group's operations. In addition, Metro is in the final stages of agreeing new credit facilities, which will provide further funding to the Group for the development of both existing and new operations.

Established Operations
The Stockholm, Gothenburg, Prague, and Hungary editions comprise the established operations, which were launched more than three years ago and accounted for 50.9% of Group net sales in the year ended 2001 and 46.4% in the fourth quarter. The established operations reported

combined net sales of US$ 55.9 million for the full year and US$ 14.9 million in the fourth quarter (at reported exchange rates).

However, the four editions reported continued profitability in both the final quarter and full year 2001, with operating margins of 36% in Stockholm for the full year and 15% in each of the Prague, Hungary and Gothenburg operations in the fourth quarter. These established operations generated combined earnings before depreciation and goodwill amortization of US$ 14.9 million for the full year and US$ 3.8 million in the fourth quarter.

The Stockholm margin reflects the ongoing programme of reducing variable costs and renegotiating the fixed cost base. The rapid development in Prague and Hungary is in line with the Group-wide target of profitability after three years, with subsequent increases in sales making high incremental contributions to earnings.

New Ventures

Metro's new ventures comprise the seventeen editions that have been started up in the last three years and in which the Group continues to invest, and include the two discontinued businesses (Newcastle and Everyday). Net sales for the new ventures increased (at constant 2000 exchange rates) by 104.8% for the full year and by 63.4% in the fourth quarter. At reported exchange rates, net sales were US$ 54.0 million for the full year and US$ 17.3 million for the fourth quarter, equivalent to 49.1% and 53.6% of Group revenues for the respective periods.

The Santiago edition showed its first quarterly operating profit in the fourth quarter and has shown strong development during its second operating year, both in terms of sales growth and cost control.

Metro's joint ventures in Toronto and Montreal are treated as affiliate companies, with no contribution to Group net sales and a share of earnings in line with the participation, consolidated to the Group. Results for the Toronto operation were fully consolidated up until 5 July 2001 when the merger with the local partner was approved.

Earnings after depreciation and amortization for new ventures totaled US$ -67.6 million for the full year and US$ -12.8 million in the fourth quarter.

Headquarters

The Headquarters item relates to the general & administration expenses incurred by the headquarter operations and Metro World News, as well as investments relating to business development, cities under development (but not yet launched) and Group marketing. Headquarter costs totaled US$ 25.9 million for the full year and US$ 8.8 million in the fourth quarter.

FINANCIAL REVIEW

The US dollar strengthened against most of Metro's reporting currencies during the year. Group net sales would have been 7.1% higher at US$ 117.7 million on the basis of the exchange rates for the same period of 2000.

Working capital requirements and operating cash flow are now improving substantially, as a result of the continuing implementation of measures to reduce debtor days and manage supplier relationships and procurement more efficiently.

At 31 December 2001, Metro had liquid funds of US$ 35.9 million, reflecting the US$ 65.5 million in net proceeds from the private placement and the repayment of Metro's existing US$ 9.6 million short term credit facilities. Long-term debt amounted to US$ 84.5 million on

31 December 2002. Adjusted for the exercise of the Millicom option and the conversion of the US$ 22.1 million convertible debenture loan from Modern Times Group MTG AB, long term debt would have totaled US$ 54.2 million.

OTHER INFORMATION
Metro's financial results for the first three months of 2002 will be announced on 25 April 2002.

Metro's annual report is expected to be released in April 2002, and will be available from the Company's registered office at 75 Route de Longwy, L-8080 Bertrange, Luxembourg.

The shareholders' annual general meeting will be held on 28 May 2002 in Luxembourg.

This interim report has not been subject to review by the Company's auditors.

Luxembourg, 19 February 2002.
The Board of Directors of Metro International S.A..

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 22 editions in 15 countries in 12 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Toronto (Metro Today), Rome (Metro), Buenos Aires (Publimetro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo), Copenhagen (MetroXpress), Paris (Metro) and Marseille (Metro).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

METRO EDITIONS LAUNCHED IN FRANCE

Metro International S.A. ("Metro"), the international newspaper group, today announced the launch of two new editions in France. 'Metro' was distributed this morning by hand in France's capital city, covering a target population of 8 million people. In addition, Metro has secured a licence from the municipal authorities of the city of Marseille and will distribute a new edition, by hand and from racks, in France's third largest city tomorrow morning. Greater Marseille has a population of 1.2 million.

Metro will gradually increase its circulation to a target of up to 300,000 copies in Paris, making Metro the largest daily newspaper in central Paris, and 100,000 copies in Marseille.

France is the third largest advertising market in Europe, with an annual media spend of US$ 9 billion in 2000. The newspaper advertising market in France was reported to be worth US$ 1.7 billion in 2000. Nearly US$ 700 million of this newspaper media spend is generated in the capital city, and US$ 80 million in the Greater Marseille area. The free newspaper advertising segment comprises a number of weekly titles throughout the country, and accounted for US$ 900 million in advertising revenues in France in 2000.

Pelle Törnberg, President & CEO of Metro International, commented: "As one of Europe's largest cities and a major commercial center, Paris is an ideal location for Metro, while Marseille has a similarly concentrated urban population and thriving commercial environment."

"As a result, we expect to be able to attract the same profile of young, professional and educated newspaper readers that pick up our editions in other cities around the world. This audience in France has not typically read daily newspapers up until now, despite the fact that the country is one of Europe's largest media markets. The combination of our two editions will enable us to offer attractive packages to a wide range of existing and new newspaper advertisers."

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 22 editions in 15 countries in 12 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Toronto (Metro Today), Rome (Metro), Buenos Aires (Publimetro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo), Copenhagen (MetroXpress), Paris (Metro) and Marseille (Metro).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

METRO INTERNATIONAL S.A.

By: [signature]
Name: Anders Fallman
Title: Vice President

Date: February 19, 2002